REVETT MINERALS INC.
11115 E. MONTGOMERY, SUITE G
SPOKANE VALLEY, WA 99206
PHONE: 509-921-2294
FAX: 509-891-8901
WWW.REVETTMINERALS.COM

May 21, 2009

United States Securities and Exchange Commission
Attention: Sean Donahue, Division of Corporation Finance
100 F. St. N.E.
Washington, D.C. 20549

RE: Revett Minerals Inc., Form 10-Q, Filed February 25, 2008, File No. 0-52730

Dear Sean Donahue,

In response to the SEC's question regarding Controls and Procedures for the quarter ended September 30, 2007, the Company (Revett Minerals Inc.) evaluated the effectiveness of the design and operation of its disclosure controls and procedures as required by Exchange Act Rules 13 (a) – 15 (e) and 15 (d) – 15 (e). This evaluation was preformed under the supervision and with the participation of its management, including the chief executive officer and its chief financial officer. Based upon this evaluation, the chief executive officer and the chief financial officer concluded that the design and operation of the Company's disclosure controls and procedures are effective as at September 30, 2007.

We trust that the statement above addresses the SEC concerns, if not please let us know.

Revett Minerals Inc. acknowledges that:

- The company is responsible for the adequacy and accuracy of the disclosure in the filing;
- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

Ken Eickerman

Ken Eickerman
Chief Financial Officer